SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)
(Amendment No. 18)*

QUESTCOR PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74835Y101
(CUSIP Number)

Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, CA 90071
(213) 687-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74835Y101	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS

Paolo Cavazza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		3,078,199
EACH
REPORTING
	PERSON WITH	9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,078,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,078,199

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.96%

14	TYPE OF REPORTING PERSON

IN

CUSIP No. 74835Y101	13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS

Aptafin S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		3,078,199
EACH
REPORTING
	PERSON WITH	9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,078,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,078,199

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.96%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 74835Y101	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS

Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Portugal

		7	SOLE VOTING POWER
	NUMBER OF		0
SHARES
	BENEFICIALLY	8	SHARED VOTING POWER
	OWNED BY		3,078,199
EACH
REPORTING
	PERSON WITH	9	SOLE DISPOSITIVE POWER
0

		10	SHARED DISPOSITIVE POWER
3,078,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,078,199

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.96%

14	TYPE OF REPORTING PERSON

CO

CUSIP No. 74835Y101	13D	Page 5 of 11 Pages

Amendment No. 18 to
Statement on Schedule 13D

This Amendment No. 18 (this “Amendment No. 18”) amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2001, as amended (the “Schedule 13D”), relating to the shares of common stock, no par value (the “Common Stock”), of Questcor Pharmaceuticals, Inc., a California corporation (“Questcor”).  Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 18 is being filed on behalf of Mr. Paolo Cavazza (“Mr. P. Cavazza”), Aptafin S.p.A., an Italian corporation (“Aptafin”) and Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation (“Chaumiere” and, together with Mr. P. Cavazza and Aptafin, the “Reporting Persons”).  Previously, the Reporting Persons affirmed membership in a “group” for purposes of Section 13(d) and 13(g) of the Act with Sigma Tau Finanziaria SpA, an Italian corporation (“Sigma Tau”), Defiante Farmaceutica L.D.A., a Portuguese corporation (“Defiante”) (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), Sigma-Tau International S.A., a Luxembourg corporation (“Sigma Tau International”) (formerly known as Sigma-Tau Finance Holding S.A.), Inverlochy Consultadoria & Servicos L.D.A., a Portuguese corporation (“Inverlochy”) and Mr. Claudio Cavazza (“Mr. C. Cavazza” and, together with Sigma Tau, Defiante, Sigma Tau International and Inverlochy, the “Former Group Members”).  Pursuant to Amendment No. 13 to the Schedule 13D, the Reporting Persons indicated that they are no longer members of a “group” with the Former Group Members.  As such, this Amendment No. 18 is filed solely with respect to the Reporting Persons’ beneficial ownership of Common Stock.

Item 5.   Interest in Securities of the Issuer.

Item 5 subsections (a) – (c) and (e) of the Schedule 13D are hereby amended as follows:

(a)           Percentage interest calculations for the Reporting Persons are based upon Questcor having 62,040,454 shares of Common Stock outstanding as of April 1, 2010 (the “Outstanding Shares”), as reported by Questcor in Questcor’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2010.

Mr. P. Cavazza

Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 3,078,199 shares of Common Stock, which constitutes approximately 4.96% of the Outstanding Shares.

Aptafin

Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 3,078,199 shares of Common Stock, which constitutes approximately 4.96% of the Outstanding Shares.

Chaumiere

Pursuant to Rule 13d-3 of the Act, Chaumiere may be deemed to be the beneficial owner of 3,078,199 shares of Common Stock, which constitutes approximately 4.96% of the Outstanding Shares.

(b)           Mr. P. Cavazza

The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 3,078,199.  The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 3,078,199.

Aptafin

CUSIP No. 74835Y101	13D	Page 6 of 11 Pages

The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 3,078,199.  The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 3,078,199.

Chaumiere

The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 3,078,199.  The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero.  The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 3,078,199.

(c)           The following table sets forth the transactions in the Common Stock effected by the Reporting Persons since the Reporting Persons’ prior filing on Schedule 13D:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share
5/03/2010	Chaumiere	Open Market Sale	Common Stock	1,000	$9.79
5/03/2010	Chaumiere	Open Market Sale	Common Stock	500	$9.78
5/03/2010	Chaumiere	Open Market Sale	Common Stock	349	$9.77
5/03/2010	Chaumiere	Open Market Sale	Common Stock	351	$9.76
5/03/2010	Chaumiere	Open Market Sale	Common Stock	400	$9.74
5/03/2010	Chaumiere	Open Market Sale	Common Stock	100	$9.735
5/03/2010	Chaumiere	Open Market Sale	Common Stock	300	$9.70
5/03/2010	Chaumiere	Open Market Sale	Common Stock	200	$9.695
5/03/2010	Chaumiere	Open Market Sale	Common Stock	400	$9.69
5/03/2010	Chaumiere	Open Market Sale	Common Stock	300	$9.645
5/03/2010	Chaumiere	Open Market Sale	Common Stock	400	$9.64
5/03/2010	Chaumiere	Open Market Sale	Common Stock	90	$9.63
5/03/2010	Chaumiere	Open Market Sale	Common Stock	100	$9.62
5/03/2010	Chaumiere	Open Market Sale	Common Stock	200	$9.60
5/03/2010	Chaumiere	Open Market Sale	Common Stock	900	$9.59
5/03/2010	Chaumiere	Open Market Sale	Common Stock	400	$9.585
5/03/2010	Chaumiere	Open Market Sale	Common Stock	400	$9.58
5/03/2010	Chaumiere	Open Market Sale	Common Stock	700	$9.57
5/03/2010	Chaumiere	Open Market Sale	Common Stock	632	$9.56
5/03/2010	Chaumiere	Open Market Sale	Common Stock	600	$9.54
5/03/2010	Chaumiere	Open Market Sale	Common Stock	600	$9.53
5/03/2010	Chaumiere	Open Market Sale	Common Stock	1,900	$9.52
5/03/2010	Chaumiere	Open Market Sale	Common Stock	2,200	$9.51
5/03/2010	Chaumiere	Open Market Sale	Common Stock	200	$9.505
5/03/2010	Chaumiere	Open Market Sale	Common Stock	3,578	$9.50
5/03/2010	Chaumiere	Open Market Sale	Common Stock	600	$9.495
5/03/2010	Chaumiere	Open Market Sale	Common Stock	3,200	$9.49
5/03/2010	Chaumiere	Open Market Sale	Common Stock	800	$9.485
5/03/2010	Chaumiere	Open Market Sale	Common Stock	3,300	$9.48
5/03/2010	Chaumiere	Open Market Sale	Common Stock	100	$9.475
5/03/2010	Chaumiere	Open Market Sale	Common Stock	3,600	$9.47
5/03/2010	Chaumiere	Open Market Sale	Common Stock	200	$9.461
5/03/2010	Chaumiere	Open Market Sale	Common Stock	1,400	$9.46
4/30/2010	Chaumiere	Open Market Sale	Common Stock	10,000	$9.90
4/30/2010	Chaumiere	Open Market Sale	Common Stock	200	$9.84
4/30/2010	Chaumiere	Open Market Sale	Common Stock	100	$9.83
4/30/2010	Chaumiere	Open Market Sale	Common Stock	600	$9.81
4/30/2010	Chaumiere	Open Market Sale	Common Stock	9,100	$9.80

CUSIP No. 74835Y101	13D	Page 7 of 11 Pages

4/30/2010	Chaumiere	Open Market Sale	Common Stock	15,000	$9.45
4/30/2010	Chaumiere	Open Market Sale	Common Stock	15,000	$9.30
4/30/2010	Chaumiere	Open Market Sale	Common Stock	15,000	$9.15
4/30/2010	Chaumiere	Open Market Sale	Common Stock	15,000	$9.00
4/29/2010	Chaumiere	Open Market Sale	Common Stock	6,611	$8.90
4/29/2010	Chaumiere	Open Market Sale	Common Stock	14,629	$8.80
4/29/2010	Chaumiere	Open Market Sale	Common Stock	15,000	$8.78
4/28/2010	Chaumiere	Open Market Sale	Common Stock	305	$8.50
4/28/2010	Chaumiere	Open Market Sale	Common Stock	100	$8.50
4/28/2010	Chaumiere	Open Market Sale	Common Stock	382	$8.49
4/28/2010	Chaumiere	Open Market Sale	Common Stock	1,293	$8.48
4/28/2010	Chaumiere	Open Market Sale	Common Stock	995	$8.47
4/28/2010	Chaumiere	Open Market Sale	Common Stock	2,068	$8.46
4/28/2010	Chaumiere	Open Market Sale	Common Stock	300	$8.46
4/28/2010	Chaumiere	Open Market Sale	Common Stock	8,157	$8.45
4/28/2010	Chaumiere	Open Market Sale	Common Stock	200	$8.45
4/28/2010	Chaumiere	Open Market Sale	Common Stock	6,100	$8.44
4/28/2010	Chaumiere	Open Market Sale	Common Stock	100	$8.44
4/28/2010	Chaumiere	Open Market Sale	Common Stock	2,725	$8.43
4/28/2010	Chaumiere	Open Market Sale	Common Stock	200	$8.43
4/28/2010	Chaumiere	Open Market Sale	Common Stock	1,775	$8.42
4/28/2010	Chaumiere	Open Market Sale	Common Stock	300	$8.42
4/28/2010	Chaumiere	Open Market Sale	Common Stock	900	$8.41
4/28/2010	Chaumiere	Open Market Sale	Common Stock	1,100	$8.41
4/28/2010	Chaumiere	Open Market Sale	Common Stock	1,200	$8.40
4/28/2010	Chaumiere	Open Market Sale	Common Stock	200	$8.39
4/28/2010	Chaumiere	Open Market Sale	Common Stock	600	$8.38
4/28/2010	Chaumiere	Open Market Sale	Common Stock	1,000	$8.37
4/27/2010	Chaumiere	Open Market Sale	Common Stock	300	$8.37
4/27/2010	Chaumiere	Open Market Sale	Common Stock	200	$8.36
4/27/2010	Chaumiere	Open Market Sale	Common Stock	900	$8.35
4/27/2010	Chaumiere	Open Market Sale	Common Stock	500	$8.35
4/27/2010	Chaumiere	Open Market Sale	Common Stock	1,900	$8.34
4/27/2010	Chaumiere	Open Market Sale	Common Stock	400	$8.34
4/27/2010	Chaumiere	Open Market Sale	Common Stock	4,200	$8.33
4/27/2010	Chaumiere	Open Market Sale	Common Stock	700	$8.33
4/27/2010	Chaumiere	Open Market Sale	Common Stock	1,200	$8.32
4/27/2010	Chaumiere	Open Market Sale	Common Stock	500	$8.32
4/27/2010	Chaumiere	Open Market Sale	Common Stock	5,800	$8.31
4/27/2010	Chaumiere	Open Market Sale	Common Stock	800	$8.30
4/27/2010	Chaumiere	Open Market Sale	Common Stock	1,500	$8.29
4/27/2010	Chaumiere	Open Market Sale	Common Stock	2,700	$8.28
4/27/2010	Chaumiere	Open Market Sale	Common Stock	8,400	$8.28

(e)           On May 3, 2010, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 74835Y101	13D	Page 8 of 11 Pages

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

EXHIBIT 36 – Joint Filing Agreement dated December 21, 2006 by and between the Reporting Persons and the Former Group Members (incorporated by reference to Exhibit 7 to the Schedule 13D).

EXHIBIT 37 – Power of Attorney dated February 29, 2008 by Paolo Cavazza (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on June 9, 2008, relating to the shares of Common Stock).

EXHIBIT 38 – Power of Attorney dated February 29, 2008 by Chaumiere – Consultadoria & Servicos SDC Unipessoal LDA (incorporated by reference to Exhibit 2 of Form 4, filed with the SEC on June 9, 2008, relating to the shares of Common Stock).

EXHIBIT 39 – Power of Attorney dated July 14, 2008 by Aptafin S.p.A. (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on July 18, 2008, relating to the shares of Common Stock).

CUSIP No. 74835Y101	13D	Page 9 of 11 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  May 4, 2010

PAOLO CAVAZZA

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Paolo Cavazza

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  May 4, 2010

APTAFIN S.P.A.

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Aptafin S.p.A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Dated:  May 4, 2010

CHAUMIERE - CONSULTADORIA & SERVICOS SDC UNIPESSOAL LDA

By:	/s/ Fabio Poma
Fabio Poma, Attorney-in-fact for Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 74835Y101	13D	Page 10 of 11 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Aptafin S.p.A.

NAME	ADDRESS	TITLE	CITIZENSHIP

Cristina Cavazza	Viale Shakespeare, 47 00144 Rome Italy	President	Italian

Maurizio Terenzi	via Sudafrica,20, 00144 Rome Italy-	Managing Director	Italian

Antonio Nicolai	via Sudafrica,20, 00144 Rome Italy-	Director	Italian

Emanuela Cavazza	Viale Shakespeare 47 00144 Rome Italy-	Director	Italian

CUSIP No. 74835Y101	13D	Page 11of 11 Pages

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA

NAME	ADDRESS	TITLE	CITIZENSHIP

Roberto Carlos de Castro Abreu	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese

João Josè de Freitas Rodrigues	Avenida da República, 32, 4.º Esquerdo, 1050-193 Lisboa, Portugal	Director	Portuguese